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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         Precise Software Solutions Ltd.
                        --------------------------------
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                       -----------------------------------
                         (Title of Class of Securities)

                                    M41450103
                                    ---------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           [] Rule 13d-1(b)
           [] Rule 13d-1(c)
           [X] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barel, Dr. Meir
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                  (a)               X

                                  (b)

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION

     German
------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            2,156,739
      NUMBER OF       --------------------------------------------------------
       SHARES            6  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              N/A
        EACH          --------------------------------------------------------
      REPORTING          7  SOLE DISPOSITIVE POWER
       PERSON
        WITH                2,156,739
                      --------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            N/A
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,156,739
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     N/A
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.8%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM STAR VENTURE CAPITAL MANAGEMENT LTD.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                 (a)              X

                                 (b)

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION

     ISRAEL
------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            280,176
      NUMBER OF       --------------------------------------------------------
       SHARES            6  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              N/A
        EACH          --------------------------------------------------------
      REPORTING          7  SOLE DISPOSITIVE POWER
       PERSON
        WITH                280,176
                      --------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            N/A
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     280,176
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     N/A
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.1%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STAR VENTURES MANAGEMENT GMBH NO. 3
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                  (a)        X

                                  (b)

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION

     GERMANY
------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            1,876,563
      NUMBER OF       --------------------------------------------------------
       SHARES            6  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              N/A
        EACH          --------------------------------------------------------
      REPORTING          7  SOLE DISPOSITIVE POWER
       PERSON
        WITH                1,876,563
                      --------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            N/A
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,876,563
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     N/A
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.7%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

        This Schedule 13G was filed in paper format with the Securities and Exchange Commission on January 24, 2001 and is hereby being filed electronically. This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2000.

Item 1(a)       Name of Issuer:

                Precise Software Solutions Ltd.

Item 1(b)       Address of Issuer's Principle Offices:

                Precise Software Solutions, Inc.
                690 Canton Street Westwood,
                MA 02090 USA

Item 2(a)       Name of Persons Filing:

                (I) Dr. Meir Barel ("Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.
                (1) Barel, Dr. Meir
                (2) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany
                (3) German
                (4) Ordinary Shares
                (5) M41450103

                (II) SVM STAR VENTURE CAPITAL Management Ltd. ("Star Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Israel manages the investments of Star Management of Investments (1993) Limited Partnership, which invests primarily in securities of Israeli and Israeli-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of Star Israel is Barel.
                  (1) SVM STAR VENTURE CAPITAL Management Ltd.
                  (2) 11 Galgalei Haplada Street, PO Box 12600
                      Herzeliya Pituach 46733, Israel
                  (3) n/a
                  (4) Ordinary Shares
                  (5) M41450103

                (III) SVM Star Ventures Management GmbH No. 3 ("Star Germany"), a German company which manages investments primarily in securities of Israeli and Israeli-related companies. Star Germany manages the affairs of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, SVE Star Ventures

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                Enterprises No. V, a German Civil Law Partnership (with
                limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability) which invest in securities of various companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of Star Germany is Barel.
                (1) SVM Star Ventures Management GmbH No. 3
                (2) Possartstrasse 9, D-81679 Munich, Germany
                (3) n/a
                (4) Ordinary Shares
                (5) M41450103

Item 2(b)       Address of Principle Business Office or, if None, Residence:

                see above

Item 2(c)       Citizenship:

                see above

Item 2(d)       Title of Class of Securities:

                see above

Item 2(e)       CUSIP Number:

                see above

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

                n/a

ITEM 4.

(I) Through STAR Israel, Barel beneficially owns the following:
(a) 280,176 ordinary shares
(b) 1.1%
(c)
        (i) 280,176
        (ii) n/a
        (iii) 280,176
        (iv) n/a
        Beneficial ownership and sole voting and dispositive power over 280,176 (approximately 1.1%) ordinary shares are exercised by STAR Israel on behalf of Star Management of Investments (1993) Limited Partnership.


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(II) Through STAR Germany, Barel beneficially owns the following:
(a)  1,876,563 ordinary shares
(b)  7.7%
(c)
        (i) 1,876,563
        (ii) n/a
        (iii) 1,876,563
        (iv) n/a
        Beneficial ownership and sole voting and dispositive power over 467,054 (approximately 1.9%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability).
        Beneficial ownership and sole voting and dispositive power over 39,023 (approximately 0.3%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability).
        Beneficial ownership and sole voting and dispositive power over 205,531 (approximately 0.8%) ordinary shares are exercised by STAR Germany on behalf of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG. Beneficial ownership and sole voting and dispositive power over 595,042 (approximately 2.4%) ordinary shares are exercised by STAR Germany on behalf of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability).
        Beneficial ownership and sole voting and dispositive power over 399,240 (approximately 1.6%) ordinary shares are exercised by STAR Germany on behalf of Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability). 170,673 (approximately 0.7%) ordinary shares are held directly by STAR Germany as Trustee for several individuals.

(III) Together, the holdings described in this filing constitute beneficial ownership for Barel of the following:

(a) 2,156,739 ordinary shares
(b) 8.8%
(c)
        (i) 2,156,739
        (ii) n/a
        (iii) 2,156,739
        (iv) n/a

Dr. Barel, Star Israel and Star Germany each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein and except to 113,163 ordinary shares held directly by STAR Germany for Dr. Barel.

Item 5  Ownership of Five Percent of Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.N/A

Item 6  Ownership of More Than Five Percent on Behalf of Another Person:

        To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

        N/A

Item 8  Identification and Classification of Members of the Group:

        N/A

Item 9  Notice of Dissolution of the Group:

        Not Applicable.

Item 10 Certification:

        Not Applicable.


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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2001

/s/ Dr. Meir Barel
------------------
Dr. Meir Barel


SVM STAR VENTURE CAPITAL Management Ltd.

By:  /s/ Dr. Meir Barel
     ------------------
     Dr. Meir Barel, Director



SVM Star Ventures Management GmbH No. 3

By:  /s/ Dr. Meir Barel
     ------------------
     Dr. Meir Barel, Director

                                   Appendix A

                      Identity of each member of the group


(I.) Dr. Meir Barel (,,Barel"), a German citizen who is a professional investment manager residing at Munich, Germany.

(II.) SVM STAR VENTURE CAPITAL Management Ltd. (,,STAR Israel"), an Israeli company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Israel manages the investments of Star Management of Investments (1993) Limited Partnerhship, which invests primarily in securities of Israeli and Israel-related companies, including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Israel is Barel.

(III.) SVM Star Ventures Management GmbH No. 3 (,,STAR Germany"), a German company which manages investments primarily in securities of Israeli and Israel-related companies. STAR Germany manages the affairs of SVE Star Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG, SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability), which invest in securities of various companies including the securities of the Company which are the subject of this filing. The sole director and primary owner of STAR Germany is Dr. Meir Barel.